Exhibit 99.1

Bellatrix Exploration Ltd. Announces Exercise of Over-allotment Option

TSX, NYSE MKT: BXE

CALGARY, June 3, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT:  BXE) announces that it has received notice that the underwriters for its recently announced bought deal offering (the "Offering") intend to exercise the over-allotment option in full to purchase an additional 2,370,000 common shares of the Company (the "Common Shares") at a price of $9.50 per Common Share. As a result of the exercise of the over-allotment option, the Company will issue an aggregate of 18,170,000 Common Shares at a price of $9.50 per Common Share for aggregate gross proceeds of $172,615,000 pursuant to the Offering. Closing of the Offering, including the sale of the Common Shares to be sold pursuant to the over-allotment option, is expected to occur on or about June 5, 2014.

The Offering is being made pursuant to an effective shelf registration statement previously filed with the U.S. Securities and Exchange Commission ("SEC") and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Québec.  A prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Québec. Copies of the prospectus supplement relating to these securities may also be obtained from the offices of Canaccord Genuity Inc., 2200, 450 – 1st Street SW, Calgary, AB T2P 5P8, or via e-mail ecm@canaccordgenuity.com or via telephone at 1-800-225-6201.

ADVISORIES:

This press release contains forward looking statements.  More particularly, this press release contains statements concerning the anticipated closing date of the Offering  Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct.  Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The closing of the Offering could be delayed if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned.  The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied.  Accordingly, there is a risk that the Offering will not be completed within the anticipated time or at all.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Raymond G. Smith, P.Eng., President and CEO, (403) 750-2420; or Edward J. Brown, CA, Executive Vice President, Finance and CFO, (403) 750-2655; or Brent A. Eshleman, P.Eng., Executive Vice President, (403) 750-5566; or Troy Winsor, Investor Relations, (800) 663-8072; Bellatrix Exploration Ltd., Suite 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163

CO: Bellatrix Exploration Ltd.

CNW 20:22e 03-JUN-14